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                                                                       EXHIBIT F


                                 August 10, 1999

Enron Corp.
1400 Smith Street
Houston, Texas 77002

Dear Sirs:

         Reference is made to the Share Exchange Agreement, dated July 19, 1999, between Enron Corp. and Enron Oil & Gas Company (as amended by that certain letter agreement (the "Letter Agreement") dated July 30, 1999, between Enron Corp. and Enron Oil & Gas Company, the "Share Exchange Agreement"). Capitalized terms used, but not defined in this letter agreement, have the respective meanings given them in the Share Exchange Agreement.

         Pursuant to the Share Exchange Agreement, and subject to the terms and conditions set forth in the Letter Agreement, EOG consented to the sale by Enron of (i) Convertible Securities that Enron is proposing to issue pursuant to
Section 6.2(b) of the Share Exchange Agreement in the Public Offering that will be mandatorily convertible into up to 10,000,000 Retained Shares, or, if the underwriters exercise their over-allotment option, up to 11,500,000 Retained Shares and (ii) up to 4,050,000 Retained Shares upon exercise of the underwriters' over-allotment option relating to the sale by EOG of shares of EOG Common Stock in the Public Offering.

         In addition to the foregoing, EOG and Enron now understand from the underwriters in the Public Offering that there is sufficient demand from potential investors that up to an additional 4,000,000 Retained Shares may be sold directly by Enron in the Public Offering (or up to an additional 4,450,000 Retained Shares if the underwriters' overallotment option is fully exercised).

         Accordingly, if both of the over-allotment options referred to above are fully exercised by the respective underwriters, a total of 20,000,000 Retained Shares will be sold to the public (either directly or underlying Convertible Securities) in the Public Offering, which is more than the 15,550,000 Retained Shares to which EOG has previously consented pursuant to the Letter Agreement (subject to the terms and conditions of the Letter Agreement).



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Enron Corp.
August 10, 1999
Page 2


         In this connection, EOG hereby consents to the sale by Enron of 4,000,000 shares of EOG Common Stock directly in connection with the Public Offering, the sale by Enron of Convertible Securities that will be mandatorily convertible into up to 10,000,000 shares of Retained Shares and the sale by Enron of up to 6,000,000 additional shares pursuant to the aforementioned underwriters' over-allotment options in the Public Offering in the manner described above and waives the provisions of the first sentence of Section 6.2(b) of the Share Exchange Agreement solely to the extent necessary to permit such sales, provided that the Public Offering meets the provisions of Section
6.2 of the Share Exchange Agreement other than such first sentence of Section 6.2(b) to the extent waived hereunder and in the Letter Agreement. This letter agreement shall constitute an amendment to the Share Exchange Agreement if and to the extent necessary under the terms of the Share Exchange Agreement.

         If the foregoing correctly reflects our understanding, please execute this letter agreement in the space provided below.

                                             Very truly yours,

                                             ENRON OIL & GAS COMPANY


                                             By:  /s/ Walter C. Wilson
                                                --------------------------------
                                                  Walter C. Wilson
                                                  Senior Vice President and
                                                    Chief Financial Officer


Agreed and accepted:

ENRON CORP.

By: /s/ Timothy J. Detmering
   --------------------------------
   Name: Timothy J. Detmering
        ---------------------------
   Title: Vice President, Corporate
            Development
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